BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, expressed in Canadian dollars)

	March 31,	December 31,
($000s)	2014	2013

ASSETS
Current assets
Restricted cash	$19,743	$38,148
Accounts receivable (note 12)	103,682	80,306
Deposits and prepaid expenses	14,499	10,001
Commodity contract asset (note 12)	-	345
	137,924	128,800
Exploration and evaluation assets (note 3)	123,182	132,971
Property, plant and equipment (note 4)	1,446,823	1,293,409
Total assets	$1,707,929	$1,555,180

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$194,856	$137,465
Advances from joint venture partners	81,038	99,380
Current portion of finance lease obligation	1,514	1,495
Current portion of deferred lease inducements	285	285
Commodity contract liability (note 12)	40,608	17,278
	318,301	255,903

Long-term debt (note 5)	335,118	287,092
Finance lease obligation	11,262	11,637
Deferred lease inducements	2,493	2,565
Decommissioning liabilities	71,479	67,075
Deferred taxes (note 8)	35,606	27,034
Total liabilities	774,259	651,306

SHAREHOLDERS’ EQUITY
Shareholders’ capital	828,073	824,065
Contributed surplus	39,579	38,958
Retained earnings	66,018	40,851
Total shareholders’ equity	933,670	903,874
Total liabilities and shareholders’ equity	$1,707,929	$1,555,180

COMMITMENTS (note 11)

SUBSEQUENT EVENTS (note 14)

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s, except per share amounts)	2014	2013

REVENUES
Petroleum and natural gas sales	$161,719	$64,908
Other income	1,866	635
Royalties	(27,387)	(11,785)
Total revenues	136,198	53,758

Realized gain (loss) on commodity contracts	(18,638)	6,502
Unrealized loss on commodity contracts	(23,676)	(12,299)
	93,884	47,961

EXPENSES
Production	25,629	15,058
Transportation	5,037	1,445
General and administrative	5,525	3,586
Share-based compensation (note 6)	2,509	1,450
Depletion and depreciation (note 4)	36,405	17,090
Gain on property dispositions and swaps (note 4)	(19,114)	(250)
	55,991	38,379

NET PROFIT BEFORE FINANCE AND TAXES	37,893	9,582

Finance expenses (note 9)	4,157	3,217

NET PROFIT BEFORE TAXES	33,736	6,365

TAXES
Deferred tax expense (note 8)	8,569	1,804

NET PROFIT AND COMPREHENSIVE INCOME	$25,167	$4,561

Net profit per share (note 10)
Basic	$0.15	$0.04
Diluted	$0.14	$0.04

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s)	2014	2013

SHAREHOLDERS’ CAPITAL
Common shares
Balance, beginning of year	$824,065	$371,576
Issued for cash on exercise of share options	3,251	191
Share issue costs adjustment, net of tax	32	-
Contributed surplus transferred on exercised options	725	83
Balance, end of period	828,073	371,850

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning and end of period	-	4,378

CONTRIBUTED SURPLUS (note 6)
Balance, beginning of year	38,958	37,284
Share-based compensation expense	1,428	975
Adjustment of share-based compensation expense for forfeitures of unvested share options	(82)	(83)
Transfer to share capital for exercised options	(725)	(83)
Balance, end of period	39,579	38,093

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	40,851	(32,132)
Net profit	25,167	4,561
Balance, end of period	66,018	(27,571)

TOTAL SHAREHOLDERS’ EQUITY	$933,670	$386,750

See accompanying notes to the condensed consolidated financial statements.

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BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s)	2014	2013

Cash provided by (used in):

Cash flow from (USED IN) operating activities
Net profit	$25,167	$4,561
Adjustments for:
Depletion and depreciation	36,405	17,090
Finance expenses (note 9)	430	591
Share-based compensation (note 6)	2,509	1,450
Unrealized loss on commodity contracts	23,676	12,299
Gain on property dispositions and swaps (note 4)	(19,114)	(250)
Deferred tax expense (note 8)	8,569	1,804
Decommissioning costs incurred	(64)	(279)
Change in non-cash working capital (note 7)	6,722	(1,739)
	84,300	35,527

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital	3,251	191
Issue costs on share capital	34	-
Advances from loans and borrowings	485,800	171,030
Repayment of loans and borrowings	(437,774)	(153,250)
Obligations under finance lease	(356)	(339)
Deferred lease inducements	(71)	-
Change in non-cash working capital (note 7)	(190)	716
	50,694	18,348

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets	(800)	(5,692)
Additions to property, plant and equipment	(155,102)	(85,917)
Proceeds on sale of property, plant and equipment	39	(5)
Change in non-cash working capital (note 7)	20,869	37,739
	(134,994)	(53,875)

Change in cash	-	-

Cash, beginning of period	-	-

Cash, end of period	$-	$-

Cash paid:
Interest	$3,480	$1,318
Taxes	-	-

See accompanying notes to the condensed consolidated financial statements.

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a growth oriented, public exploration and production oil and gas company.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on May 5, 2014. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s 2013 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the 2013 audited annual financial statements, except as noted below.

b.	Change in accounting policies

IFRIC 21 - “Levies”, which establishes guidelines for the recognition and accounting treatment of a liability relating to a levy imposed by a government. This standard is effective for annual periods beginning on or after January 1, 2014 and was adopted by Bellatrix effective January 1, 2014. The adoption of IFRIC 21 had no impact on Bellatrix.

Amendments to “Offsetting Financial Assets and Financial Liabilities” addressed within IAS 32 - “Financial Instruments: Presentation”, which provides guidance regarding when it is appropriate and permissible for an entity to disclose offsetting financial assets and financial liabilities on a net basis. The amendments to this standard are effective for annual periods beginning on or after January 1, 2014 and were adopted by Bellatrix effective January 1, 2014. The adoption of IAS 32 amendments had no impact on Bellatrix.

c.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2013. The interim financial statement note disclosures do not include all of those required by IFRS applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2013.

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3.	EXPLORATION AND EVALUATION ASSETS

($000s)

Cost
Balance, December 31, 2012	$38,177
Acquisitions through business combinations, net	97,520
Additions	10,391
Transfer to oil and natural gas properties	(7,424)
Disposals (1)	(5,693)
Balance, December 31, 2013	132,971
Additions	800
Transfer to oil and natural gas properties	(10,589)
Disposals (1)	-
Balance, March 31, 2014	$123,182

(1) Disposals include swaps.

4.	PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost
Balance, December 31, 2012	$851,108	$2,802	$853,910
Acquisitions through business combinations, net	498,371	-	498,371
Additions	298,288	9,270	307,558
Transfer from exploration and evaluation assets	7,424	-	7,424
Farmout wells	11,244	-	11,244
Disposals (1)	(37,408)	(487)	(37,895)
Balance, December 31, 2013	1,629,027	11,585	1,640,612
Additions	157,160	2,956	160,116
Transfer from exploration and evaluation assets	10,589	-	10,589
Farmout wells	19,608	-	19,608
Disposals (1)	(494)	-	(494)
Balance, March 31, 2014	$1,815,890	$14,541	$1,830,431

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2012	$262,570	$1,581	$264,151
Charge for time period	84,902	927	85,829
Disposals (1)	(2,510)	(267)	(2,777)
Balance, December 31, 2013	$344,962	$2,241	$347,203
Charge for time period	35,804	601	36,405
Balance, March 31, 2014	$380,766	$2,842	$383,608
(1) Disposals include swaps.

Carrying amounts
At December 31, 2013	$1,284,065	$9,344	$1,293,409
At March 31, 2014	$1,435,124	$11,699	$1,446,823

Bellatrix has included $1.1 billion (2013: $456.2 million) for future development costs and excluded $69.9 million (2013: $37.9 million) for estimated salvage from the depletion calculation for the three months ended March 31, 2014.

A total net gain on dispositions of $19.1 million was recognized for the three months ended March 31, 2014 relating to gains on wells drilled under the Grafton Joint Venture and the Troika Joint Venture which were completed during the three months ended March 31, 2014.

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For the three months ended March 31, 2014, the Company capitalized $3.9 million (2013: $1.2 million) of general and administrative expenses, and $1.0 million (2013: $0.4 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix’s credit facilities are secured against all of the assets of the Corporation by a $1 billion debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

5.	LONG-TERM DEBT

As of March 31, 2014, the Company’s credit facilities are available on an extendible revolving term basis and consist of a $50 million operating facility provided by a Canadian bank and a $450 million syndicated facility provided by nine financial institutions.

Amounts borrowed under the credit facilities will bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% to 3.50%, depending on the type of borrowing and the Company’s debt to cash ratio. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending on the Company’s debt to cash flow ratio. The credit facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on May 31, 2014.

As principal payment would not be required under the revolving term facility for more than 365 days from March 31, 2014 if the facility was not extended, the entire amounts owing on the credit facilities have been classified as long-term.

As at March 31, 2014, the Company had outstanding letters of credit totaling $0.5 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at March 31, 2014, the Company had approximately $164.4 million or 33% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its debt covenants.

6.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three months ended March 31, 2014:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the period (1)	$813	$867	$583	$246	$2,509
Liability balance, March 31, 2014	$-	$4,912	$1,890	$850	$7,652

(1) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.5 million. The expense for restricted awards is net of capitalization of $0.3 million. The expense for performance awards is net of capitalization of $0.2 million.

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The following table provides a summary of the Company’s share-based compensation plans for the three months ended March 31, 2013:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense for the period (1)	$521	$929	$-	$-	$1,450
Liability balance, March 31, 2013	$-	$2,657	$-	$-	$2,657

(1) The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.4 million.

a.	Share Option Plan

During the three months ended March 31, 2014, Bellatrix granted 228,000 (2013: nil) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended March 31, 2014, and the weighted average assumptions used in their determination are as noted below:

2014
Inputs:
Share price	$8.55
Exercise price	$8.55
Risk free interest rate (%)	1.2
Option life (years)	2.8
Option volatility (%)	45
Results:
Weighted average fair value of each share option granted	$2.63

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange (“TSX”) for the three months ended March 31, 2014 was $8.41 (2013: $5.37).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2013	$4.75	11,182,963
Granted	$8.55	228,000
Exercised	$1.84	(1,770,623)
Forfeited	$6.61	(167,835)
Balance, March 31, 2014	$5.36	9,472,505

As of March 31, 2014, a total of 14,067,450 common shares were reserved for issuance on exercise of share options, leaving an additional 4,594,945 available for future share option grants.

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Share Options Outstanding, March 31, 2014

	Outstanding			Exercisable
	At	Weighted Average	Weighted Average Remaining	At
Exercise Price	March 31, 2014	Exercise Price	Contractual Life	March 31, 2014	Exercise Price
$ 0.75 - $ 3.36	815,336	$2.43	1.9	528,668	$2.04
$ 3.37 - $ 3.81	1,415,666	$3.42	3.1	519,659	$3.46
$ 3.82 - $ 3.91	1,478,000	$3.88	1.0	1,478,000	$3.88
$ 3.92 - $ 5.22	595,668	$4.41	2.9	254,663	$4.60
$ 5.23 - $ 5.38	1,723,668	$5.33	2.2	1,141,985	$5.33
$ 5.39 - $ 7.68	1,716,167	$7.23	4.5	47,500	$5.49
$ 7.69 - $ 8.84	1,728,000	$8.07	4.8	-	-
$ 0.75 - $ 8.84	9,472,505	$5.36	3.0	3,970,475	$4.06

b.	Deferred Share Unit Plan

During the three months ended March 31, 2014, the Company granted 14,115 (2013: 2,164) DSUs, and had 547,021 DSUs outstanding as at March 31, 2014 (2013: 410,688).

c.	Incentive Plan

On August 7, 2013, the Directors of Bellatrix approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather cash in lieu of such common shares.

During the three months ended March 31, 2014, the Company granted nil (2013: nil) RAs, and had 490,300 RAs outstanding as at March 31, 2014 (2013: nil).

During the three months ended March 31, 2014, the Company granted nil (2013: nil) PAs, and had 452,700 PAs outstanding as at March 31, 2014 (2013: nil).

7.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended March 31,
($000s)	2014	2013
Changes in non-cash working capital items:
Restricted cash	$18,405	$-
Accounts receivable	(23,376)	(8,116)
Deposits and prepaid expenses	(4,498)	(2,956)
Accounts payable and accrued liabilities	55,212	50,054
Advances from joint venture partners	(18,342)	(2,266)
Deferred lease inducements	-	-
	$27,401	$36,716
Changes related to:
Operating activities	$6,722	$(1,739)
Financing activities	(190)	716
Investing activities	20,869	37,739
	$27,401	$36,716

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8.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at March 31, 2014, Bellatrix had approximately $1.3 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $94.5 million that expire in years through 2030.

9.	FINANCE INCOME AND EXPENSES

	Three months ended March 31,
($000s)	2014	2013
Finance expense
Interest on long-term debt	$3,727	$1,982
Interest on convertible debentures	-	644

Accretion on convertible debentures	-	418
Accretion on decommissioning liabilities	430	173
	430	591
Finance expense	$4,157	$3,217

10.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the three months ended March 31, 2014 was based on a net profit of $25.2 million (2013: $4.6 million).

	Three months ended March 31,
	2014	2013
Basic common shares outstanding	172,761,228	107,919,329
Dilutive effect of:
Share options outstanding	9,472,505	9,293,228
Shares issuable for convertible debentures	-	9,821,429
Fully diluted common shares outstanding	182,233,733	127,033,986
Weighted average shares outstanding	171,626,707	107,882,027
Dilutive effect of share options and convertible debentures (1)	2,695,223	2,843,057
Diluted weighted average shares outstanding	174,321,930	110,725,084

(1)	For the three months ended March 31, 2014, a total of 2,695,223 share options were included in the calculation as they were dilutive.

For the three months ended March 31, 2013, a total of 2,843,057 share options were included in the calculation as they were dilutive, and 9,821,429 common shares issuable pursuant to the conversion of the 4.75% Debentures were excluded from the calculation as they were not dilutive.

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11.	COMMITMENTS

As at March 31, 2014, Bellatrix committed to drill 4 gross (2.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.9 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost ($000s)	$52.5	$140.0	$35.0
Remaining wells to drill at March 31, 2014	5	12	7
Remaining estimated total cost ($000s)	$17.5	$42.0	$24.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreements described above.

Agreement	Grafton (2)	Daewoo and Devonian	Troika
Commitment Term	2013 to 2015	2013 to 2016	2013 to 2014
Minimum total wells (gross) (1)	58	70	63
Minimum total wells (net) (1)	10.5	30.4	31.5
Estimated total cost ($000s) (gross) (1)	$244.0	$200.0	$240.0
Estimated total cost ($000s) (net) (1)	$44.0	$100.0	$120.0
Remaining wells to drill at March 31, 2014 (gross)	41	47	29
Remaining wells to drill at March 31, 2014 (net)	7.3	20.6	14.5
Remaining estimated total cost ($000s) (gross) (1)	$167.4	$137.6	$110.5
Remaining estimated total cost ($000s) (net) (1)	$30.1	$80.8	$55.2

(1)	Gross and net estimated total cost values and gross and net minimum estimated total wells for the Troika and Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Troika and Grafton joint venture agreements. Gross and net minimum total wells for the Daewoo and Devonian Partnership represent Bellatrix’s total well commitments pursuant to the Daewoo and Devonian Partnership agreement. Gross and net estimated total cost values for the Daewoo and Devonian Partnership represent Bellatrix’s estimated cost associated with its well commitments under the Daewoo and Devonian Partnership agreement. Remaining estimated total cost (gross) for the Daewoo and Devonian Partnership is based on initial Daewoo Devonian Partnership gross capital divided by initial total gross capital including third parties.

(2)	Subsequent to March 31, 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture.

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12.	FINANCIAL RISK MANAGEMENT

a.	Credit Risk

As at March 31, 2014, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$34,747	$4,039	$38,786
Amounts due from government agencies	-	-	-
Revenue and other accruals	57,406	8,013	65,419
Cash call receivables	-	21	21
Less: Allowance for doubtful accounts	-	(544)	(544)
Total accounts receivable	$92,153	$11,529	$103,682

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b.	Liquidity Risk

The following are the contractual maturities of liabilities as at March 31, 2014:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$194,856	$194,856	$-	$-	$-
Advances from joint venture partners	81,038	81,038	-	-	-
Long-term debt – principal (2)	335,118	-	335,118	-	-
Commodity contract liability	40,608	40,608	-	-	-
Decommissioning liabilities (3)	71,479	-	2,248	3,375	65,856
Finance lease obligation	12,776	1,514	3,207	2,448	5,607
Deferred lease inducements	2,778	285	285	285	1,923
Total	$738,653	$318,301	$340,858	$6,108	$73,386

(1)	Includes $0.5 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.
(2)	Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.
(3)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2068).

c.	Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

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As at March 31, 2014, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$93.30 US	$93.30 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$94.00 CDN	$94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$95.00 US	$95.00 US	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$95.22 CDN	$95.22 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$98.30 CDN	$98.30 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,000 bbl/d	$99.50 CDN	$99.50 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	500 bbl/d	$99.60 CDN	$99.60 CDN	WTI
Natural gas fixed	January 1, 2014 to June 30, 2014	15,000 GJ/d	$3.05 CDN	$3.05 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$3.30 CDN	$3.30 CDN	AECO
Natural gas fixed	January 1, 2014 to Dec. 31, 2014	20,000 GJ/d	$3.60 CDN	$3.60 CDN	AECO
Natural gas fixed	July 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$3.71 CDN	$3.71 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$3.79 CDN	$3.79 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$3.80 CDN	$3.80 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	15,000 GJ/d	$3.85 CDN	$3.85 CDN	AECO
Natural gas fixed	February 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$3.84 CDN	$3.84 CDN	AECO
Natural gas fixed	March 1, 2014 to Dec. 31, 2014	10,000 GJ/d	$4.14 CDN	$4.14 CDN	AECO

13.	FAIR VALUE

The Company’s financial instruments as at March 31, 2014 include restricted cash, accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, advances from joint venture partners, deferred lease inducements, finance lease obligations, and long-term debt. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at March 31, 2014 was a net liability of $40.6 million (March 31, 2013: $12.1 million net liability). The commodity contracts are classified as level 2 within the fair value hierarchy.

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

14.	SUBSEQUENT EVENTS

Grafton Joint Venture Capital Investment Increase

On April 10, 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million, on the same terms and conditions as the previously announced Grafton Joint Venture. Grafton's increased capital investment will continue to support the accelerated development of a portion of Bellatrix's extensive undeveloped land holdings.

The Grafton Joint Venture is located in the Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the amended agreement prior to the exercise of this option, Grafton was committed to contributing 82%, or $200 million, to the $244 million Joint Venture to participate in an expected 58 net Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest (“WI”) in each well drilled in the development program until payout (being recovery of Grafton's capital investment plus an 8% return) on the total program, reverting to 33% of Bellatrix's WI after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty on Bellatrix's pre-Joint Venture WI. The effective date of the initial agreement for the Joint Venture is July 1, 2013 and had an initial term of 2 years. With the exercise of the $50 million option, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

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Blaze Pipeline

On April 2, 2014, Bellatrix announced the completion of a 1.6 km river bore and a 7 km pipeline in conjunction with Blaze Energy Ltd. ("Blaze"), completing a 55 km pipeline to tie-in Bellatrix natural gas for processing in the Blaze gas plant located at 4-31-48-12W5. Bellatrix has secured firm processing capacity of 100 mmcf/d in the plant.

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Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the NYSE MKT under the symbol BXE. For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420

or

Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655

or

Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

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